Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

January 10, 2012

Mr. Craig D. Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:  Microsoft Corporation

        Form 10-K for the Fiscal Year Ended June 30, 2011

        Filed July 28, 2011

        File No. 000-14278

Dear Mr. Wilson,

This letter responds to your comments communicated to us in your letter dated December 27, 2011. Following are our responses to the specific comments in your letter.

Form 10-K for the Fiscal Year Ended June 30, 2011

General

1.	As you know, Cuba, Iran, Sudan, and Syria are countries identified by the State Department as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements, since your letter to us dated September 30, 2008. In this regard, we are aware that in March 2010 the Treasury Department issued general licenses that would allow you to export certain free mass-market software into those countries. We also are aware of media reports that in June 2010 you participated in a delegation, organized by the State Department, that visited Syria to investigate possible technology transfers that would enable you to sell products in the Syrian market.

Response:

We do not conduct business in Cuba, Iran, North Korea, Sudan or Syria, countries identified as state sponsors of terrorism and subject to U.S. economic sanctions and U.S. Office of Foreign Asset Controls (“OFAC”) export controls, except in accordance with U.S. export authorization or other applicable law, as described below. We have no employees or facilities in any of the embargoed countries and do not advertise or otherwise solicit business in any of these countries. The following is a description of our past, current and anticipated contact with these countries, since September 2008.

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

A.	Sales of Microsoft products

Although we do not currently conduct any business in Cuba, North Korea, Sudan or Iran, we have received authorization for specific transactions in Syria. We have received validated export licenses to sell products in Syria between July 2009 and July 2011, and between September 2011 and September 2013. The U.S. Department of Commerce issued these licenses to sell commercial off-the-shelf software for telecommunications equipment and associated computers, software, and technology.

As described in our Standards of Business Conduct, (located at http://www.microsoft.com/about/ legal/buscond), our unambiguous policy is to adhere to all applicable law, including the export control laws of the U.S. The Standards state, in part, “Trade Controls: Microsoft is committed to maintaining compliance with all laws and regulations governing the import, use, export and re-export of its products, components, goods, services and technical data. Microsoft’s Global Trade Organization oversees the regulations that are promulgated by the U.S. and certain foreign governments to restrict the import, use and export of certain technology and products, including certain computer software and technical goods and data.” We have an extensive export controls compliance program and an array of systems and tools to promote our compliance with these laws, including, by way of example, an intranet site devoted specifically to trade compliance.

Our global trade policy and compliance programs address both direct software sales and indirect sales through our many global resellers. Standard contract terms with our resellers reinforce the global reach of U.S. export controls regarding the distribution of U.S.-sourced dual-use technology. We describe these limitations on our Exporting Microsoft Products Web site (located at http://www.microsoft.com/exporting/faq.htm), which is used by our global resellers.

B.	Certain free mass market software and services

In March 2010 the U.S. OFAC issued general licenses authorizing exports of services incident to the exchange of free personal communications over the Internet (such as instant messaging, chat and email, social networking, sharing of photos and movies, web browsing and blogging), which enabled Microsoft to provide the Windows Live Essentials suite of products to users in Iran and Sudan. The U.S. Bureau of Industry & Security has issued similar authorizations, enabling the export of these products to users in Cuba, Syria and North Korea.

The Windows Live Essentials software is subject to the Microsoft Service Agreement (located at http://explore.live.com/microsoft-service-agreement?mkt=en-us), which provides in part:

The software is subject to applicable U.S. export laws and regulations. You must comply with all domestic and international export laws and regulations that apply to the software. These laws include restrictions on destinations, end users, and end use. Without limitation, you may not transfer the software or service without U.S. government permission to anyone on U.S. government exclusion lists (see the Commerce Department’s Lists to Check - located at http://www.bis.doc.gov/complianceandenforecement/liststocheck.htm); the governments of Iran, Sudan, or Cuba; or prohibited members of the Cuban Communist Party. You represent and warrant that you’re not on any of those lists or under the control of or an agent for anyone on those lists or the entities listed above. For more information, see the Exporting Microsoft Products website (located at http://www.microsoft.com/exporting).

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

Microsoft also allows global access to Windows Live accounts providing universal access to Windows Live mail, a free web-based service also known as Hotmail, in accordance with regulatory exemptions.

C.	Skype

Microsoft acquired Skype Global S.à.r.l. in October 2011. Skype is a provider of software applications and related free and paid communications products to users globally, including in the sanctioned countries as permitted by applicable regulations. As we integrate Skype we are incorporating Microsoft’s existing consumer procedures to screen Skype’s paying users against the OFAC Specifically Designated Nationals and Blocked Parties list and other denied parties lists maintained by the U.S. government and other jurisdictions where we conduct business.

D.	Pirated products

Microsoft software products are a substantial target of intellectual property piracy. The Business Software Alliance estimates that approximately 42% of the world’s software is pirated. Despite our extensive efforts in combating piracy, we are aware of news reports that pirated Microsoft products have been found in embargoed countries. We maintain a strict no tolerance policy for non-compliance with our policies and actively pursue specific information we receive about copies of our software found in markets where we do not permit distribution.

E.	Microsoft executive participation in U.S. State Department visit to Syria

In June 2010, the U.S. Department of State led a delegation of American technology companies to Syria engaging the Syrian government and the local private sector, civil society, and academic stakeholders. Companies invited to participate in this visit included Cisco Systems, Dell, Microsoft, Symantec, and VeriSign. The initiative supported several U.S. foreign and domestic policy goals, including expanding cooperation between the United States and Muslim-majority countries; advancing U.S. commercial interests and job creation; promoting education and technological innovation to benefit economic development in Syria; broadening U.S. engagement with the Syrian government and people; and supporting human rights and values.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Other Income (Expense) and Income Taxes

Income Taxes, page 33

2.

You indicate in response to prior comment 2 that the shift in income from the U.S. to foreign countries is predominately due to consumer demand and market conditions, as disclosed in your discussion of the Windows business in MD&A. Ensure that your discussion of results of operations clearly identifies how the factors contributing to significant variances impact the results within your major geographic areas. You may consider supplementing your discussion

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

of segment product revenue/operating income (loss) with an indication of the geographic market that the changes relate to. For example, you should indicate to what extent the changes in the PC market and the higher growth in emerging markets with relatively lower average selling price contributed to the disproportionate changes in income before taxes in the U.S. as compared to foreign operations.

Response:

In future filings, we will expand our results of operations discussion to ensure that our discussion clearly identifies factors, including results within our major geographic areas and the segments impacted, which contribute to significant variances in income before taxes.

Management acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please call me at (425)704-8002 or email me at fbrod@microsoft.com.

Sincerely,

/S/ FRANK BROD
Frank H. Brod
Corporate Vice President, Finance and Administration and Chief Accounting Officer

cc:	Peter Klein, Chief Financial Officer

John Seethoff, Vice President and Deputy General Counsel

Brad Smith, Executive Vice President and General Counsel

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